UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Month of April 2026

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

99.1Stock Exchange announcement dated 1 April 2026 entitled ‘Total Voting Rights and Issued Capital’.
99.2Stock Exchange announcement dated 7 April 2026 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.3Stock Exchange announcement dated 7 April 2026 entitled ‘Notice of dividend currency exchange rates 2025 final dividend’.
99.4Stock Exchange announcement dated 15 April 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.5Stock Exchange announcement dated 15 April 2026 entitled ‘Appendix 3G – Notification of issue, conversion or payment up of unquoted equity securities’.
99.6Stock Exchange announcement dated 15 April 2026 entitled ‘Appendix 3H – Notification of cessation of securities’.
99.7Stock Exchange announcement dated 20 April 2026 entitled ‘Appendix 3A.1 – Notification of dividend / distribution’.
99.8Media Release dated 21 April 2026 entitled ‘Rio Tinto donates A$1.5 million to support Qld and NT communities impacted by Severe Tropical Cyclone Narelle and recent widespread flooding’.
99.9Stock Exchange announcement dated 21 April 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.10Stock Exchange announcement dated 21 April 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.11Stock Exchange announcement dated 22 April 2026 entitled ‘Application for admission of shares’.
99.12Media Release dated 23 April 2026 entitled ‘Rio Tinto donates A$1.5 million to WA Department of Fire and Emergency Services to help with Severe Tropical Cyclone Narelle recovery’.
99.13Stock Exchange announcement dated 23 April 2026 entitled ‘Shareholding of persons discharging managerial responsibility (PDMR) / Key Management Personnel’.
99.14Stock Exchange announcement dated 24 April 2026 entitled ‘Appendix 3Y – Change of Director’s Interest Notice’.
99.15Media Release dated 24 April 2026 entitled ‘Rio Tinto’s Argyle Pink DiamondsTM and West Australian Ballet announce 2026 Rare Gem recipient’.
99.16Stock Exchange announcement dated 30 April 2026 entitled ‘Form 604 – Notice of change of interests of substantial holder’.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 May 2026	Date	1 May 2026